Exhibit 99.4

CERTIFICATE OF QUALIFIED COMPETENCY The Chilean Comisidn Calificadora de Competencias en Recursos y Reservas Mineras1, certifies that Mr. Orlando Rojas Vercelotti, National Id. Nr 6.209.299-8, Mining Engineer, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from August 2011, under Nr. 0118, with specialization in Mining, and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves. The Chilean Mining Commission issued this certificate at the request of Mr. Rojas to present: "UNITED STATES - SECURITIES AND EXCHANGE COMMISSION FORM 20-F, Washington, D.C. 20549 - year 2020" / vGwdys Hernandez S. Executive Secretary Santiago, March 09, 2021 CM- 1072- 03 2021 Information: a. The Certificate of Qualified Competency proves the validity of die party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person D. Law Nu. 20.235. Article IIP: h>r the preparation oflhelechmcai and public report*, the Competent Persons must adhere strictly to the rulcv regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Corrantsaton enacts using their legal faculties." C. Appiscatistu of CH 2t.l35 cork and use of this certificate is the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth in Law No. 20.235. d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested 1 The Coaxjsteo f anftradsre a* C •aattrawia* en Hrtarw, » Kncrvs, Maters* » a member of the t otnmniee for Mayoral Reserve* laseraauoaal Rcpcrtmg Standards (CMRSCOI thai group* the crtaaizauco, Australia <KIR< ). Brasd KUKRI. Canada ICIM I Nl 4.1-1011 Colanhra « ( RRl. Chile (Coraauoa Miners 000235). EFCIU ISME). Europe iPtRl:. Indu iNAl Rll Indonesia tKCMll. Karakhslaa (KAZRCI. MoaaoU (MPKJMl. Rusia (OFJlNi. Sod Ames ISAMCOOES) and Tufttuia 11 "MRJKI. whist respond to a common imersuuional nilasa to adorn aral report cxpioratiaB prospects, mauot resources and reserves Luis Thayer 0)eda 166, ofldna 706, Providencia - Santiago de Chile - Telefonos (56) 222 345 134 - 222 343 016